SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(Translation of Registrant’s Name Into English)

10 Hayezira Street, Ra’anana 43000 Israel
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____   No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

Ra’anana, Israel, February 6, 2003 – Marnetics Broadband Technologies Ltd. (AMEX:MXB) (the “Company”) announced today that on February 2, 2003 the American Stock Exchange (“AMEX” or the “Exchange”), notified the Company that the Company no longer complies with the Exchange’s continued listing standards and that therefore the Company’s Ordinary Shares are subject to being delisted from the Exchange.

The Exchange has also notified the Company of its intention to proceed with the filing of an application with the Securities and Exchange Commission (the “SEC”) to strike the Company’s Ordinary Shares from listing and registration on the Exchange.

The notice stated that the Company’s Ordinary Shares are subject to delisting due to falling below Section 1003(b)(i)(C) of the AMEX Company Guide, in that the Company’s aggregate market value of shares publicly held is less than $1,000,000 for more than 90 consecutive days, as well as the substantial period of time at which the Company’s Ordinary Shares have been selling for a low price per share (Section 1003(f)(v)).

The Company has today submitted a request for an oral hearing before a committee of the Exchange in order to appeal the Exchange’s above determination. There can be no assurance that the Company’s request for continued listing will be granted.

If and when appropriate, the Company may consider seeking one or more market makers to quote its Ordinary Shares on the Over The Counter Bulletin Board (the “OTCBB”) or the Pink Sheets. There can be no assurance, however, that the Company’s Ordinary Shares will be so quoted.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2003	MARNETICS BROADBAND TECHNOLOGIES LTD. By: —————————————— Ilan Hadar, Acting CEO and CFO